SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)

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3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

On December 15, 2014 Ituran Location and Control Ltd. issued a press release announcing that the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's appeal in respect of a certain tax deficiency notice. A copy of this press release is annexed hereto as Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD. (Registrant)

By:	/s/ Eyal Sheratzky
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer

Date: December 15, 2014

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EXHIBIT INDEX

Exhibit No.	Item
99.1	Press Release, dated December 15, 2014 announcing dismissal of an appeal by the State Revenue Services of Sao Paulo's in respect of a certain tax deficiency notice.

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